Exhibit 99.1

JA Solar Announces First Quarter 2015 Results

SHANGHAI, May 18, 2015 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                 Total shipments were 681.5 megawatts (“MW”), an increase of 6.8% y/y and decrease of 28.5% sequentially

•                 Shipments of modules and module tolling were 584.1 MW, an increase of 50.5% y/y and decrease of 33.6% sequentially

•                 Shipments of cells and cell tolling were 97.4 MW, a decrease of 61.1% y/y and an increase of 33.2% sequentially

•                 Net revenue was RMB 2.4 billion ($387.7 million), an increase of 5.6% y/y and a decrease of 32.8% sequentially

•                 Gross margin was 16.1%, a decrease of 60 basis points y/y and an increase of 60 basis points sequentially

•                 Operating profit was RMB 149.6 million ($24.1 million), compared to RMB 160.9 million ($26.0 million) in the first quarter of 2014, and RMB 222.4 million ($35.9 million) in the fourth quarter of 2014

•                 Net income was RMB 35.0 million ($5.6 million), compared to RMB 85.0 million ($13.7 million) in the first quarter of 2014, and RMB 166.1 million ($26.8 million) in the fourth quarter of 2014

•                 Earnings per diluted ADS were RMB 0.59 ($0.10), compared to RMB 1.41 ($0.23) in the first quarter of 2014, and RMB 2.55 ($0.41) in the fourth quarter of 2014

•                 Cash and cash equivalents were RMB 1.9 billion ($306.2 million), a decrease of RMB 256.7 million ($41.4 million) during the quarter

•                 Operating cash flow was negative RMB 237.1 million ($38.2 million), compared to positive RMB 198.2 million ($32.0 million) in the first quarter of 2014

•                 Non-GAAP earnings1 per diluted ADS were RMB 0.82 ($0.13), compared to RMB 1.99 ($0.32) in the first quarter of 2014, and RMB 1.74 ($0.28) in the fourth quarter of 2014

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering. Consistent with this approach, the Company believes that disclosing non-GAAP net income per share provides useful supplemental data that, while not a substitute for GAAP net income per share, allows for greater transparency in the review of the Company’s financial and operational performance.

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “Our first quarter shipments were in line with our expectations during a seasonally slow period. During the quarter, our gross margin held up well due to reduced material costs and high demand from the Japanese market, where pricing was better than expected. Shipments to Europe were also strong, growing both year over year and sequentially.”

Mr. Jin continued, “Moving forward, we expect to see stronger demand in the second half, particularly in China and North America. Meanwhile, we remain focused on the execution of our downstream business and strategically expanding our manufacturing capabilities. We are currently working to establish a new cell manufacturing facility in Malaysia. Malaysia offers an advantageous location for our additional capacity as we continue to evaluate new opportunities in emerging markets, such as Latin America and India. Just earlier this month, we announced a new joint venture to develop solar projects in Chile, and believe this partnership will be a great opportunity for us to accelerate our penetration in the Latin America market.

“We are confident that our strong manufacturing and sales execution, growing downstream project portfolio, and continued geographic expansion will be key growth drivers for us moving forward. These, combined with the expected pick-up in demand in the second half of the year, leave us very optimistic about the remainder of 2015 as we continue to build on our leadership position in the industry.”

First Quarter 2015 Financial Results

All shipment and financial figures refer to the quarter ended March 31, 2015, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended March 31, 2014.  All “sequential” comparisons are against the quarter ended December 31, 2014.

Total shipments were 681.5 MW, an increase of 6.8% year over year and 28.5% sequentially.

Shipment breakdown by product (MW)

	2014Q1	2014Q4	2015Q1	QoQ%	YoY%
Modules and module tolling	388.0	879.6	584.1	-33.6%	50.5%
Cells and cell tolling	250.1	73.1	97.4	33.2%	-61.1%
Total	638.1	952.7	681.5	-28.5%	6.8%

Shipment breakdown by region (percentage)

	2014Q1	2014Q4	2015Q1	QoQ(pp)	YoY(pp)
China	26.0%	41.0%	21.4%	-19.6 pp	-4.6 pp
APAC ex-China	52.8%	37.3%	53.9%	16.6 pp	1.1 pp
Europe	14.8%	12.8%	22.6%	9.8 pp	7.8 pp
Americas	4.1%	4.4%	1.0%	-3.4 pp	-3.1 pp
Others	2.3%	4.5%	1.1%	-3.4 pp	-1.2 pp

Net revenue was RMB 2.4 billion ($387.7 million), an increase of 5.6% y/y and a decrease of 32.8% sequentially.  Year over year growth was driven by strong demand in the Japanese and European markets.

Gross profit of RMB 386.7 million ($62.4 million) increased 1.6% y/y and decreased 30.2% sequentially.  Gross margin was 16.1%, which compares to 16.7% in the year-ago quarter, and 15.5% in the fourth quarter of 2014. The sequential gross margin increase was driven by reduced raw material costs and high exposure to Japan where pricing was higher.

Total operating expenses of RMB 237.1 million ($38.2 million) were 9.9% of revenue.  As a percentage of revenue, operating expenses were 9.7% in the first quarter of 2014 and 9.3% in the fourth quarter of 2014.

Operating profit was RMB 149.6 million ($24.1 million), compared to RMB 160.9 million ($26.0 million) in the year-ago quarter, and RMB 222.4 million ($35.9 million) in the fourth quarter of 2014.  Operating margin was 6.2%, compared to 7.1% in the prior year period and 6.2% in the previous quarter.

Interest expense was RMB 66.6 million ($10.7 million), compared to RMB 56.8 million ($9.2 million) in the year-ago quarter, and RMB 61.5 million ($9.9 million) in the fourth quarter of 2014.

The change in fair value of warrant derivatives was a charge of RMB 13.9 million ($2.2 million), compared to a charge of RMB 33.6 million ($5.4 million) in the first quarter of 2014, and a gain of RMB 48.7 million ($7.9 million) in fourth quarter of 2014. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering. The increase in fair value of the warrants, which was a non-cash loss, was mainly due to the increase in the Company’s stock price during the quarter.

Earnings per diluted ADS were RMB 0.59 ($0.10), compared to earnings per diluted ADS of RMB 1.41 ($0.23) in the year-ago quarter, and earnings per diluted ADS of RMB 2.55 ($0.41) in the fourth quarter of 2014.

Operating cash flow was negative RMB 237.1 million ($38.2 million).

Liquidity

As of March 31, 2015, the Company had cash and cash equivalents of RMB 1.9 billion ($306.2 million), and total working capital of RMB 2.5 billion ($400.9 million). Total short-term borrowings were RMB 2.0 billion ($325.2 million). Total long-term borrowings were RMB 2.3 billion ($365.8 million), of which RMB 35.6 million ($5.7 million) are due within one year.

Business Outlook

For the second quarter of 2015, the Company expects total cell and module shipments to be in the range of 680 MW to 720 MW.  Full year 2015 shipments are expected to be in the range of 3.6 GW to 4.0 GW, including 200 MW of modules shipments to the Company’s downstream projects.

Investor Conference Call / Webcast Details

JA Solar will hold a conference call on Monday, May 18, 2015, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s first quarter 2015 results.

Dial-in details for the live conference call are as follows:

International: +65-6723-9381

U.S.: +1-866-519-4004

Hong Kong:  +852-3018-6771

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:  + 61-2-8199-0299

United States:  +1-855-452-5696

Passcode:  41553375

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2015, which was RMB 6.199 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2015, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583-7526

Email: victor.kuo@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2014	Dec. 31, 2014	Mar. 31, 2015	Mar. 31, 2015
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,275,510	3,576,308	2,403,354	387,700
Cost of sales	(1,894,952)	(3,022,444)	(2,016,660)	(325,320)
Gross profit	380,558	553,864	386,694	62,380
Selling, general and administrative expenses	(191,564)	(292,710)	(197,982)	(31,938)
Research and development expenses	(28,129)	(38,744)	(39,070)	(6,303)
Total operating expenses	(219,693)	(331,454)	(237,052)	(38,241)
Income from operations	160,865	222,410	149,642	24,139
Interest expense	(56,767)	(61,496)	(66,596)	(10,743)
Change in fair value of warrant derivatives	(33,555)	48,664	(13,894)	(2,241)
Other income/(loss), net	29,124	(13,600)	(21,882)	(3,530)
Income before income taxes	99,667	195,978	47,270	7,625
Income tax benefit/(expense)	(14,656)	(29,853)	(12,295)	(1,983)
Net income	85,011	166,125	34,975	5,642
Less: (loss)/income attributable to noncontrolling interest	2,377	13,043	(554)	(89)
Net income attributable to JA Solar Holdings	82,634	153,082	35,529	5,731

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.28	0.51	0.12	0.02
Diluted	0.28	0.51	0.12	0.02

Weighted average number of shares outstanding:
Basic	228,738,374	248,660,195	248,740,690	248,740,690
Diluted	228,738,374	248,885,240	249,002,930	249,002,930

Comprehensive income
Net income	85,011	166,125	34,975	5,642
Foreign currency translation adjustments, net of tax	(5,857)	3,119	(1,979)	(319)
Other comprehensive income/(loss)	(5,857)	3,119	(1,979)	(319)
Comprehensive income	79,154	169,244	32,996	5,323
Fair value of warrants in excess of net proceeds of equity offering	0	0	0	0
(Loss)/income attributable to noncontrolling interest	2,377	13,043	(554)	(89)
Comprehensive income attributable to JA Solar Holdings	76,777	156,201	33,550	5,412

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	82,634	153,082	35,529	5,731
Change in fair value of warrant derivatives	33,555	(48,664)	13,894	2,241
Non-GAAP net income attributable to JA Solar Holdings	116,189	104,418	49,423	7,972

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.40	0.35	0.16	0.03
Diluted	0.40	0.35	0.16	0.03

Non-GAAP weighted average number of shares outstanding:
Basic	228,738,374	248,660,195	248,740,690	248,740,690
Diluted	228,738,374	248,885,240	249,002,930	249,002,930

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 6.0 million (US$1.0 million) from the numerator of basic EPS in the first quarter of 2015.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For three months ended
	Mar. 31, 2014	Dec. 31, 2014	Mar. 31, 2015	Mar. 31, 2015
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	2,275,510	3,576,308	2,403,354	387,700
Cost of sales	(1,894,952)	(3,022,444)	(2,016,660)	(325,320)
Gross profit/(loss)	380,558	553,863	386,694	62,380
Selling, general and administrative expenses	(191,564)	(292,710)	(197,982)	(31,938)
Impairment loss for property, plant and equipment	0	0	0	0
Research and development expenses	(28,129)	(38,744)	(39,070)	(6,303)
Total operating expenses	(219,693)	(331,454)	(237,052)	(38,240)
Income/(loss) from operations	160,865	222,409	149,642	24,140
Interest expense	(56,767)	(61,496)	(66,596)	(10,743)
Change in fair value of derivatives	(33,555)	48,664	(13,894)	(2,241)
Other (loss)/income	29,124	(13,600)	(21,882)	(3,530)
Income/(loss) before income taxes	99,667	195,978	47,270	7,625
Income tax (expenses)/benefit	(14,656)	(29,853)	(12,295)	(1,983)
Net income/(loss) from continuing operations	85,012	166,124	34,975	5,642
Net income/(loss) from discontinued operations	0	0	0	0
Net income/(loss)	85,012	166,124	34,975	5,642
Fair value of warrants exceeding net proceeds		0	0	0
Less: Loss/(income) attributable to noncontrolling interest	2,377	13,043	(554)	(89)
Net income/(loss) available to ordinary shareholders	82,634	153,082	35,529	5,731

Net income/(loss) per share:
Basic	0.28	0.51	0.12	0.02
Diluted	0.28	0.51	0.12	0.02

Weighted average number of shares outstanding:
Basic	228,738,374	248,660,195	248,740,690	248,740,690
Diluted	228,738,374	248,885,240	249,002,930	249,002,930

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2014	2015	2015
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,155,009	1,898,304	306,227
Restricted cash	833,084	778,247	125,544
Accounts receivable	2,461,741	2,285,998	368,769
Inventories	1,886,268	2,011,702	324,520
Advances to suppliers	337,595	335,140	54,064
Other current assets	926,806	826,818	133,379
Total current assets	8,600,503	8,136,209	1,312,503
Property and equipment, net	4,166,747	4,069,515	656,479
Project asset	651,494	656,194	105,855
Advances to suppliers	451,704	420,661	67,860
Long-term investment	13,524	50,604	8,163
Other long term assets	599,806	602,601	97,209
Total assets	14,483,778	13,935,784	2,248,069
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,275,533	2,015,620	325,153
Accounts payable	2,770,299	2,254,381	363,668
Advances from customers	243,959	235,431	37,979
Current portion of long term borrowings	22,000	35,600	5,743
Derivative liabilities-warrants	105,785	120,080	19,371
Accrued and other liabilities	1,162,510	989,692	159,652
Total current liabilities	6,580,086	5,650,804	911,566
Long-term borrowings	1,902,400	2,231,800	360,026
Derivative liabilities-warrants	—	—	—
Other long term liabilities	534,424	548,810	88,532
Total liabilities	9,016,910	8,431,414	1,360,124
Total JA Solar Holdings shareholders’ equity	5,360,172	5,398,227	870,822
Noncontrolling interest	106,696	106,143	17,123
Total shareholders’ equity	5,466,868	5,504,370	887,945
Total liabilities and shareholders’ equity	14,483,778	13,935,784	2,248,069